Via EDGAR

December 22, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:                                         Larry Spirgel, Assistant Director

Kate Beukenkamp, Staff Attorney

Kathleen Krebs, Special Counsel

RE:         DTS, Inc.

Form 10-K for the fiscal year ended December 31, 2009

Filed March 3, 2010

Definitive Proxy Statement

Filed April 19, 2010

Form 10-Q for the quarter ended September 30, 2010

File No. 000-50335

Dear Mr. Spirgel:

This letter is being sent to you in response to comments received from the Staff of the Securities and Exchange Commission (the “Staff”) by letter dated December 14, 2010 with respect to DTS, Inc’s. (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2009, the Definitive Proxy Statement filed April 19, 2010, and the Form 10-Q for the quarter ended September 30, 2010. For your convenience, we have repeated each of the Staff’s comments in bold/italic font and set forth our response immediately after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 1

General

1.                                      Pursuant to Item 101(c)(1)(vii) of Regulation S-K, please confirm that in future filings you will disclose the name of any customer who accounted for ten percent or more of your revenues and whose loss would have a material adverse effect on the company.  In this regard, while you identified Sony as a customer who accounted for 15% of total revenues for the year ended December 31, 2009, you did not identify the customer disclosed on page 61 as accounting for 13% of revenues for the same period. Furthermore, please discuss any trends in your Item 7. Management’s Discussion and Analysis regarding your material customers.

In response to the Staff’s comment and pursuant to Item 101(c)(1)(vii), the Company confirms that in future filings it will continue to disclose the name of any customer who accounted for ten percent or more of its revenues and whose loss would have a material adverse effect on the Company.  The Company did not identify the customer noted on page 61 as accounting for 13% of revenues for the year ended December 31, 2009, as the revenue received from this customer was from a non-recurring intellectual property compliance and enforcement activity.  As such, future revenues from this customer are not anticipated, and thus the loss of such customer would not have a material adverse effect on the Company.  In future filings, where applicable, the Company will discuss any trends of its material customers in Item 7. Management’s Discussion and Analysis.

Governmental and Industry Standards, page 15

2.                                      We note your discussion of your participation in a variety of standards organizations.  In future filings please differentiate between and separately discuss governmental regulations or standards and industry standards.  Briefly discuss how standards are adopted.  In addition, discuss the possible adoption of “open standards,” which you mention in your risk factor on page 26.  In your risk factor on open standards, provide further context by discussing the extent to which the use of open standards is being promoted or has been adopted by industry or other organizations, in what markets the adoption of open standards is a risk and whether your planned international expansion increases the risk.

In response to the Staff’s comment, the Company will differentiate between and separately discuss governmental regulations or standards and industry standards in future filings.  The Company will also discuss how standards that it is involved in are adopted.  In future filings, where applicable, the Company will discuss the possible adoption of “open standards,” and provide further context by discussing the extent to which the use of open standards is being promoted or has been adopted by industry or other organizations in the areas that the Company is involved in, and further, in what markets the adoption of open standards is a risk and whether any planned international expansion increases the risk.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Item 1 - Election of Directors, page 3

3.                                      For Messrs. Andrews and Ballard, please provide the dates they held directorships at other reporting companies in the last five years.  In addition, please clarify in Mr. Andrews’ biography the parenthetical references to NASDAQ next to the names of companies, as it does not appear that certain of the companies are currently listed on NASDAQ.

In response to the Staff’s comment, the Company notes that Mr. Andrews served as a director for Rubio’s Restaurants, Inc. from July 1999 until August 2010, when it was sold and taken private.  The other companies listed on NASDAQ where Mr. Andrews served as a director are outside of the five year window.  Those companies were also sold and are no longer public companies.  The Company also notes that Mr. Ballard served as a director for Glu Mobile Inc. from April 2007 until November 2009, which is his only directorship at a reporting company within the five year window.  The Company proposes to revise the biographies of Messrs. Andrews and Ballard to incorporate the revisions suggested by the Staff in future filings.

Long-Term Equity Incentives, page 32

4.                                      You disclose on page 33 that the Chief Executive Officer recommends the size of each option, restricted stock award and restricted stock unit award to the other named executive officers, adjusting within each officer’s Target Range, based on an assessment of the officer’s performance used in evaluating payouts under the 2009 Cash Incentive Plan, the levels of the officer’s other compensation components, and the dilutive effects of equity grants (and the same process is performed by the Committee for your Chief Executive Officer). In future filings please disclose each named executive officer’s Target Range and provide more robust disclosure of how the Compensation Committee evaluated all of the above-mentioned factors to determine the amount and form of equity that was actually awarded to each named executive officer.  Please also apply this comment to your discussion of decisions regarding the base salaries of your named executive officers.

In response to the Staff’s comment and in future filings, where applicable, the Company will provide each named executive officer’s Target Range and more detail about the CEO’s assessment of a NEO’s performance (or Committee’s assessment of the CEO’s performance) and provide more detail about how the Compensation Committee evaluated applicable factors to determine the amount and form of equity that was awarded to each named executive officer.  In future filings, where applicable, the Company will also apply this comment to its discussion of decisions regarding the base salaries of its named executive officers.

Certain Relationships and Related Party Transactions, page 44

5.                                      Please briefly describe within this subsection the material features of your policies and procedures for the review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K.

In response to the Staff’s comment, the material features of the Company’s policies and procedures for the review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K are briefly described below.

The Audit Committee Charter requires the approval or ratification by the Audit Committee of any transaction or series of transactions exceeding $120,000 in any calendar year, in which the Company is a participant and any related person has a direct or indirect material interest. Related persons include our directors, nominees for election as a director, persons controlling over 5% of our common stock and executive officers and the immediate family members of each of these individuals.

Once a transaction has been identified as requiring such approval, the Audit Committee will review all of the relevant facts and circumstances and approve or disapprove of the transaction. The Audit Committee will take into account such factors as it considers appropriate, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances, the extent of the related person’s interest in the transaction and whether the transaction would be likely to impair (or create an appearance of impairing) the judgment of a director or executive officer to act in the best interests of the Company.

In future filings, the Company will disclose this information, as requested by the Staff.

Company Representations:

As requested by the Staff, the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions to me or to Blake Welcher, Executive Vice President and General Counsel.  We can be reached at (818) 436-1045.

Sincerely,

/s/ Melvin Flanigan
Melvin Flanigan
Executive Vice President and Chief Financial
Officer

cc:	Michael Kagnoff, Partner, DLA Piper LLP
Donald Williams, Partner, Grant Thornton LLP